

SmartFinancial, Inc.

SMARTFINANCIAL, INC.
5401 KINGSTON PIKE, SUITE 600
KNOXVLLE, TN 37919

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

The Board of Directors recommends you vote FOR the following:

For All	Withhold All	For All Except
☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

1. Election of Directors

Nominees

1a Victor L. Barrett
1b Monique P. Berke
1c William Y. Carroll, Sr.
1d William Y. Carroll, Jr.
1e Frank S. McDonald
1f Ted C. Miller
1g David A. Ogle
1h Doyce G. Payne M.D.
1i Wesley M. Welborn
1j Keith E. Whaley O.D.
1k Geoffrey A. Wolpert

The Board of Directors recommends you vote FOR the following proposal:

	For	Against	Abstain
2. To ratify the appointment of Mauldin & Jenkins, LLC as our independent registered public accountants for our fiscal year ending December 31, 2017;	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

For address change/comments, mark here. ☐
(see reverse for instructions)

	Yes	No
Please indicate if you plan to attend this meeting	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

0000319345_1 R1.0.1.15



Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Annual Report, Notice & Proxy Statement, Form 10-K are available at www.proxyvote.com

- -

SMARTFINANCIAL, INC.
Annual Meeting of Shareholders
May 18, 2017 6:00 PM
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) William Y. Carroll, Jr. and Wesley M. (Miller) Welborn, or either of them, as proxy, with the power to appoint a substitute, and hereby authorizes him to represent and to vote, as designated on the reverse side of this ballot, all of the shares of common stock of SMARTFINANCIAL, INC. that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held at 6:30 PM EDT on 5/18/ 2017 at SmartBank Office, 202 Advantage Place, Knoxville, TN 37922, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Address change/comments:

_____

_____

_____

(If you noted any Address Changes and/or Comments above, please mark corresponding box on the reverse side.)

Continued and to be signed on reverse side

0000319345_2   R1.0.1.15

*** Exercise Your *Right* to Vote ***

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 18, 2017

SMARTFINANCIAL, INC.



SmartFinancial, Inc.

SMARTFINANCIAL, INC.
5401 KINGSTON PIKE, SUITE 600
KNOXVLLE, TN 37919

Meeting Information

Meeting Type: Annual Meeting

For holders as of: March 21, 2017

Date: May 18, 2017   **Time:** 6:30 PM EDT

Location: SmartBank Office

202 Advantage Place

Knoxville, TN 37922

You are receiving this communication because you hold shares in the above named company.

This is not a ballot. You cannot use this notice to vote these shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. You may view the proxy materials online at *www.proxyvote.com* or easily request a paper copy (see reverse side).

We encourage you to access and review all of the important information contained in the proxy materials before voting.

See the reverse side of this notice to obtain proxy materials and voting instructions.

— Before You Vote —

How to Access the Proxy Materials

Proxy Materials Available to VIEW or RECEIVE:

1. Annual Report   2. Notice & Proxy Statement   3. Form 10-K

How to View Online:

Have the information that is printed in the box marked by the arrow ➡ | xxxx xxxx xxxx xxxx | (located on the following page) and visit: *www.proxyvote.com*.

How to Request and Receive a PAPER or E-MAIL Copy:

If you want to receive a paper or e-mail copy of these documents, you must request one. There is NO charge for requesting a copy. Please choose one of the following methods to make your request:

        1) *BY INTERNET*:   www.proxyvote.com
        2) *BY TELEPHONE*:   1-800-579-1639
        3) *BY E-MAIL**:   sendmaterial@proxyvote.com

* If requesting materials by e-mail, please send a blank e-mail with the information that is printed in the box marked by the arrow ➡ | xxxx xxxx xxxx xxxx | (located on the following page) in the subject line.

Requests, instructions and other inquiries sent to this e-mail address will NOT be forwarded to your investment advisor. Please make the request as instructed above on or before May 04, 2017 to facilitate timely delivery.

— How To Vote —

Please Choose One of the Following Voting Methods

Vote In Person: Many shareholder meetings have attendance requirements including, but not limited to, the possession of an attendance ticket issued by the entity holding the meeting. Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

Vote By Internet: To vote now by Internet, go to *www.proxyvote.com*. Have the information that is printed in the box marked by the arrow ➡ | xxxx xxxx xxxx xxxx | available and follow the instructions.

Vote By Mail: You can vote by mail by requesting a paper copy of the materials, which will include a proxy card.

Voting items

**The Board of Directors recommends you vote
FOR the following:**

1. Election of Directors

    Nominees

1a Victor L. Barrett	1b Monique P. Berke	1c William Y. Carroll, Sr.	1d William Y. Carroll, Jr.	1e Frank S. McDonald
1f Ted C. Miller	1g David A. Ogle	1h Doyce G. Payne M.D.	1i Wesley M. Welborn	1j Keith E. Whaley O.D.
1k Geoffrey A. Wolpert				

The Board of Directors recommends you vote FOR the following proposal:

2. To ratify the appointment of Mauldin & Jenkins, LLC as our independent registered public accountants for our fiscal year ending December 31, 2017;

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

